[Letterhead of Global Power Equipment Group Inc.]

August 4, 2010

By EDGAR and Fax

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Pamela A. Long, Assistant Director
Errol Sanderson, Division of Corporation Finance

Re: Global Power Equipment Group Inc. (the “Company”)

Registration Statement on Form 10, as amended

File No. 1-16501

Ladies and Gentlemen:

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned respectfully requests that the effective date for the Registration Statement on Form 10 referred to above be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on August 5, 2010, or as soon thereafter as is practicable. The NASDAQ Stock Market LLC has approved the listing of the Company’s common stock on The NASDAQ Global Select Market. The Company seeks to begin trading on The NASDAQ Global Select Market this week or early next week. To achieve the Company’s business objectives, it is critical that the Form 10 be declared effective as requested herein, and we greatly appreciate the Staff’s efforts to accommodate the Company’s timeline.

In connection with this acceleration request, the Company confirms that it is aware of its obligations under the Act. In addition, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August 4, 2010

If you have any questions regarding this request, please contact our outside counsel, Derek D. Bork of Thompson Hine LLP, at 216-566-5527. Please also call Mr. Bork as soon as the Company’s Registration Statement on Form 10 has been declared effective. Thank you for your attention to this matter.

Sincerely, GLOBAL POWER EQUIPMENT GROUP INC.

By:	/s/ Tracy D. Pagliara

Name:	Tracy D. Pagliara
Title:	General Counsel, Secretary and Vice President of Business Development